File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

(Filed August 20, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 20, 2010

Release

Vitro Announces a launch delay of the Consent Solicitation

Relating to its Senior Notes due 2012, 2013 and 2017

San Pedro Garza Garcia, Nuevo Leon, Mexico, August 20, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) announced today that it has delayed the launch of a consent solicitation (the "Consent Solicitation"), previously announced to launch in early August 2010, relating to its 8.625% Senior Notes due 2012, 11.75% Senior Notes due 2013 and 9.125% Senior Notes due 2017 (the "Senior Notes").

The Company has decided to delay the launch of the Consent Solicitation to September 2010 as it has engaged in conversations with certain relevant creditors, while finalizing the review of terms and conditions of the Consent Solicitation.

The Company remains committed to offering a package of cash and new securities that will represent a significantly enhanced recovery for creditors versus the historical pricing levels of the Senior Notes. Moreover, the proposed structure was developed with the purpose of ensuring the long-term financial sustainability and competitiveness of Vitro, which should have a positive impact on the future value of the restructured debt.

Vitro, S.A.B. de C.V. (BMV: VITRO A), is the leading glass manufacturer in Mexico and one of the largest glass manufactulrers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + 52 (81) 8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro S.A.B. de C.V. + 52 (81) 8863-1661 / 1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: August 20, 2010